

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Michael Huseby
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

      Re: Barnes & Noble Education, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 23, 2024
          File No. 001-37499

Dear Michael Huseby:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Sean Donahue